Exhibit 99.1

W.P. STEWART & CO., LTD.


                                                           Contact: Fred M. Ryan

                        W.P. STEWART & CO., LTD. REPORTS
           NET INCOME FOR SECOND QUARTER AND FIRST SIX MONTHS OF 2001
                       OF $19.8 MILLION AND $43.1 MILLION

                  Diluted earnings per share of $0.42 and $0.91
            for the second quarter and first six months, respectively

1st August 2001
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today reported net income of $19.8 million, or $0.42 per share (diluted) and $0.45 per share (basic), for the second quarter ended 30 June 2001. This compares with net income in the second quarter of the prior year of $22.8 million or $0.50 per share (diluted) and $0.55 per share (basic).

Second Quarter 2001 Highlights

For the second quarter of 2001 there were 47,226,097 common shares outstanding on a weighted average fully diluted basis compared to 45,303,001 common shares outstanding for the second quarter of 2000 on the same weighted average fully diluted basis.

Cash earnings for the quarter ended 30 June 2001, adjusted to include non-cash expenses such as depreciation and amortization, on a tax-effected basis, were $21.5 million, or $0.46 per share (diluted), compared with $24.5 million, or $0.54 per share (diluted) in the same quarter of the prior year.

Assets under management at quarter-end were $9.3 billion, reflecting no change from the end of the prior quarter, and a decline of 19.8% from $11.6 billion at 30 June 2000.

Six Month Results

For the six months ended 30 June 2001, net income was down 12.9% to $43.1 million, or $0.91 per share (diluted) and $0.99 per share (basic), on revenues of $86.9 million. Net income for the six months ended 30 June 2000 was $49.5 million, or $1.09 per share (diluted) and $1.19 (basic), on revenues of $102.8 million.

Cash earnings for the six months ended 30 June 2001 were $46.4 million, or $0.98 per share (diluted) versus $52.8 million or $1.17 per share (diluted), in the same period of the prior year.

For the six months ended 30 June 2001, there were 47,270,362 common shares outstanding on a weighted average fully diluted basis compared to 45,249,720 common shares outstanding for the same period in 2000 on the same weighted average fully diluted basis.

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

Performance

Performance in the W.P. Stewart & Co., Ltd. U.S. equity composite for the second quarter of 2001 was 0.8% pre-fee and 0.5% post-fee. For the six months ended 30 June 2001, the Company's performance was -6.0% pre-fee and -6.6% post-fee.

W.P. Stewart's five-year performance record for the period ended 30 June 2001 averaged 16.1% pre-fee (14.8% post-fee), compounded annually, compared to an average of 14.5% for the S&P 500 in the period, and is ahead of the Company's five-year pre-fee goal of 15% compounded annually.

Assets Under Management

Assets under management (AUM) at quarter-end were $9.3 billion, compared with $9.3 billion for the quarter ended 31 March 2001, and $11.6 billion at the quarter ended 30 June 2000.

Net flows of AUM for the quarter ended 30 June 2001 were $22 million, compared with -$275 million in the comparable quarter of 2000. Net flows of AUM for the six months ended 30 June 2001 and 2000 were -$271 million and -$921 million, respectively.

In the second quarter of 2001, net cash outflows from existing accounts were approximately -$7 million or 0.08%, compared with approximately -$156 million or 1.3% in the second quarter of 2000. Net cash outflows from existing accounts for the six months ended 30 June 2001 and 2000, respectively, were -$163 million or 1.6% and -$400 million or 3.3%.

Net new account flows (new accounts minus closed accounts) were $29 million for the quarter compared to -$119 million for the same quarter of the prior year. Net new account flows were -$108 million and -$521 million for the six months ended 30 June 2001 and 2000, respectively.

Look Through Earning Power

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Annual growth in earning power behind clients' portfolios has ranged from approximately 11% to 22% over the past 26 years. The Company's research analysts anticipate further growth in portfolio earning power of approximately 10% in 2001 and approaching 15% for the next few years.

Revenues and Profitability

Revenues were $38.5 million for the quarter ended 30 June 2001, down 18.8%, from $47.3 million, for the same quarter 2000. Revenues for the six months ended 30 June 2001 and 2000 were $86.9 million and $102.8 million, respectively.

The average gross management fee was 1.26% for the quarter ended 30 June 2001 and 1.25% for the six months ended 30 June 2001, compared to 1.28% and 1.27% in the comparable periods of the prior year. The average fee was less than our standard fee of 1.5% because a number of advisory contracts were entered into prior to 1989, when we adopted our current fee arrangement, and because account balances in excess of $25 million are subject to a lower fee.

Total operating expenses decreased 25.2%, to $16.4 million, for the second quarter 2001, from $22.0 million in the same quarter of the prior year. Total operating expenses were $39.1 million and $47.9 million for the six months ended 30 June 2001 and 2000, respectively.

Pre-tax income, at $22.0 million, was 57.3% of gross revenues for the quarter ended 30 June 2001 compared to $25.4 million or 53.6% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $47.9 million (55.1% of gross revenues) for the six months ended 30 June 2001, and $54.9 million (53.4% of gross revenues) for the six months ended 30 June 2000.

The Company's provision for taxes for the quarter ended 30 June 2001 was $2.2 million versus $2.5 million in the comparable quarter of the prior year, and was $4.8 million versus $5.5 million for the six months ended 30 June 2001 and 2000, respectively. The tax rate is 10% of income before taxes for both periods.

Other Events

On 26 June 2001, the Company repurchased an aggregate of 873,661 common shares of the Company from certain former employees at a purchase price of $20 per share, for an aggregate purchase price of $17,473,220. Following that repurchase, the Board of Directors replenished the Company's authority to repurchase up to $20 million of the Company's shares at the discretion of the Company's Executive Committee.

The Company paid a dividend of $0.30 per common share on 31 July 2001 to shareholders of record as of 20 July 2001.

The Company has adopted its 2001 Equity Plan for employees of the Company and its affiliates, effective on 24 July 2001. The three-year plan contemplates grants composed of a combination of restricted shares and stock options, of which an amount not exceeding 1% of the Company's outstanding shares will vest or be exercisable in any year. The Company expects to register the shares under the plan with the Securities and Exchange Commission. The Company intends to seek shareholder approval for the Plan at its 2002 annual general meeting, although grants under the plan may be made prior to that time.

Investor Conference

In conjunction with this second quarter 2001 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 2 August 2001. The conference will commence promptly at 9:15 a.m. (EDT) and conclude at 9:45 a.m. (EDT). Those who are interested in participating in the teleconference should dial 1-800-711-5301 (within the United States) or +785-832-0301 (outside the United States). The conference ID is "W.P. Stewart". To listen to the live broadcast of the conference over the Internet, simply log on to the web at the following address: http://www.videonewswire.com/WP/080201.

The teleconference will be available for replay from Thursday, 2 August 2001 at 12:00 noon (EDT) until Monday, 6 August 2001 at 5:00 p.m. (EDT). To access the replay, please dial 1-888-566-0175 (within the United States) or +402-530-9314 (outside the United States). The webcast will be accessible for replay on the Company's website until Friday, 10 August 2001.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http:www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO @wpstewart.com .

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

                (Consolidated Statements of Operations appear on following page)

                                      # # #

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations


                                                         For the Three Months Ended June 30,     For the Six Months Ended June 30,
                                                         -----------------------------------   -------------------------------------
                                                             2001         2000          %          2001           2000          %
                                                         -----------   -----------   -------   ------------   ------------   -------
Revenue:
  Fees                                                   $29,068,474   $35,747,579   -18.68%   $ 61,223,600   $ 77,360,190   -20.86%
  Commissions                                              7,888,557     9,443,420   -16.47%     22,534,800     22,415,866     0.53%
  Interest and other                                       1,501,290     2,160,289   -30.51%      3,184,302      3,099,572     2.73%
                                                         -----------   -----------   -------   ------------   ------------   -------
                                                          38,458,321    47,351,288   -18.78%     86,942,702    102,875,628   -15.49%
                                                         -----------   -----------   -------   ------------   ------------   -------

Expenses:
  Employee compensation and benefits                       4,923,804     9,365,055   -47.42%     14,543,260     19,623,337   -25.89%
  Marketing fees                                           1,542,544     1,977,032   -21.98%      3,216,080      5,126,126   -37.26%
  Commissions, clearance and trading                       1,742,236     2,146,667   -18.84%      4,321,018      4,512,733    -4.25%
  Research and  administration                             2,770,126     3,313,310   -16.39%      6,912,160      7,459,041    -7.33%
  Depreciation and amortization                            1,845,443     1,867,513    -1.18%      3,658,849      3,698,518    -1.07%
  Other operating                                          3,603,868     3,300,104      9.20%     6,413,656      7,528,539   -14.81%
                                                         -----------   -----------   -------   ------------   ------------   -------
                                                          16,428,021    21,969,681   -25.22%     39,065,023     47,948,294   -18.53%
                                                         -----------   -----------   -------   ------------   ------------   -------

Income before taxes                                       22,030,300    25,381,607   -13.20%     47,877,679     54,927,334   -12.83%

Provision for taxes                                        2,203,030     2,524,814   -12.74%      4,787,768      5,464,324   -12.38%
                                                         -----------   -----------   -------   ------------   ------------   -------

Net income                                               $19,827,270   $22,856,793   -13.25%   $ 43,089,911   $ 49,463,010   -12.88%
                                                         ===========   ===========   =======   ============   ============   =======

Earnings per share:

Basic earnings per share                                 $      0.45   $      0.55   -18.18%   $       0.99   $       1.19   -16.81%
                                                         ===========   ===========   =======   ============   ============   =======

Diluted earnings per share                               $      0.42   $      0.50   -16.00%   $       0.91   $       1.09   -16.51%
                                                         ===========   ===========   =======   ============   ============   =======